UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2004

Commission File No. 000-04829

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Nabi Savings & Retirement Plan

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nabi Biopharmaceuticals

5800 Park of Commerce Blvd., NW

Boca Raton, FL 33487

(561) 989-5800

NABI SAVINGS & RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the Nabi Savings & Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Nabi Savings & Retirement Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Certified Public Accountants

West Palm Beach, Florida

June 17, 2005

NABI SAVINGS & RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(In thousands)	2004	2003
Assets
Investments, at fair value	$20,055	$16,334
Receivables:
Contributions from employer	1,382	1,091
Contributions from plan participants	62	58

Net assets available for benefits	$21,499	$17,483

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)	December 31, 2004
Additions:
Investment results:
Net appreciation in fair value of investments	$1,637
Interest and dividend income	449
Contributions:
From employer	1,382
From plan participants	2,524

Total additions	5,992

Deductions:
Participant withdrawals	1,899
Administrative expenses	77

Total deductions	1,976

Net increase	4,016
Net assets available for benefits at beginning of year	17,483

Net assets available for benefits at end of year	$21,499

See accompanying notes.

NABI SAVINGS & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Nabi Savings & Retirement Plan, or the Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of this document are available from the Plan administrator.

General. The Plan is a defined contribution plan covering all eligible employees of Nabi Biopharmaceuticals. The Plan was adopted on April 1, 1985. Employees are eligible to participate in the Plan on the first day of the calendar quarter following the employee’s date of hire.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, or ERISA.

Contributions. Contributions to the Plan are made by employees, in the form of elective deferrals, and by Nabi Biopharmaceuticals. Each year, participants may elect to defer for contribution to the Plan up to 92% of their pre-tax annual compensation, limited by statutory maximum contributions, as defined by the Plan. Participants may also request that eligible rollover distributions from other qualified retirement plans be transferred into the Plan and credited to individual accounts maintained for their benefit. The amount contributed to the Plan annually is determined by the Nabi Biopharmaceuticals’ Board of Directors, in its discretion. With respect to the Plan year ending December 31,2004, Nabi Biopharmaceuticals contributed to the Plan a discretionary company matching contribution equal to 100% for an employee’s elective deferral contributions up to 4% of the participant’s earnings.

Investment Options. Upon enrollment in the Plan, a participant may direct the investment of the employee and employer contributions credited to his or her account into any of the Plan’s investment fund options. Participants may change their investment options on a daily basis. The Plan permits investment in Nabi Biopharmaceuticals common stock. The Plan implements participant directions to invest in Nabi Biopharmaceuticals common stock by purchasing the requested shares from the market.

Participant Accounts. Each participant’s account is credited with (a) the participant’s elective deferral contributions and rollover contributions, if any, (b) the participant’s share of employer contributions, (c) investment gains (or losses) attributable to (a) and (b); and each such account is charged with an allocation of administrative expenses. Employer contributions and administrative costs are allocated among accounts based on participants’ respective account balances or contributions, in accordance with formula set forth in the Plan. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance.

Vesting. Participants are 100% vested in their own contributions, current employer contributions and earnings thereon; however, certain employer contributions made for Plan years prior to 2002 were subject to vesting over time.

Participant Loans. Participants may borrow from their Plan accounts subject to a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan repayment periods are for a maximum of 5 years unless the loan is for the purchase of a primary residence, in which case a reasonable repayment period not to exceed 30 years is determined at the time of the loan. The loans are secured by a portion of the participant’s account balance equal to the amount of the loan and bear a reasonable rate of interest based on the local prevailing rate on the date approved. Principal and interest are paid ratably through payroll deduction.

Payment of Benefits. Upon death, disability, retirement, termination of service, or financial hardship, participants or their designated beneficiaries may receive a lump-sum distribution of their vested account balance (or, in the case of a financial hardship, that portion of their vested account balance attributable to their elective deferral contributions (excluding, without limitation, earnings thereon) and necessary to meet the hardship.

Forfeitures. The portion of account balances attributable to certain employer contributions made for Plan years prior to 2002 that was not vested when a participant terminated service with Nabi Biopharmaceuticals was subject to forfeiture. Forfeitures are held under the Plan for allocation and/or disposition in accordance with the terms of the Plan. Effective January 1, 2002, the Nabi-Rockville Savings & Retirement Plan merged with and into the Plan. Forfeitures under the Nabi-Rockville Savings & Retirement Plan in the amount of $12,000 were applied to reduce partially the employer contribution to the Plan relating to the 2002 Plan year.

2. Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments. The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Shares of Nabi Biopharmaceuticals common stock included in participant accounts are valued at quoted market price at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses. Fees and expenses of the Plan for legal, accounting and other administrative services may be paid out of Plan assets or, at Nabi Biopharmaceuticals’ discretion, directly by Nabi Biopharmaceuticals in whole or in part. During 2004, the Plan paid, with its assets, all administrative fees that it incurred.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003 are as follows:

(In thousands)	2004	2003
Smith Barney Corporate Trust Company:
Gabelli Growth Fund	$3,790	$3,314
T. Rowe Price Equity Income Fund	2,710	1,810
Janus Twenty Fund	2,137	1,506
Nabi Biopharmaceuticals common stock	1,876	1,389
Dreyfus Founders Discovery Fund	1,861	1,576
Skyline Special Equities Fund	1,778	1,582
Smith Barney Money Market - Government Portfolio	1,638	1,420
Lazard International Equity Portfolio	1,290	946
Strong Government Securities Fund	*	1,023

*	Investment not greater than 5%

The Plan’s investments, including investments bought, sold and held during the year, appreciated in fair value as follows:

(In thousands)	December 31, 2004
Mutual funds	$1,330
US government securities	14
Common stocks	293

$1,637

4. Plan Termination

Although it has not expressed any intent to do so, Nabi Biopharmaceuticals has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 5, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and that the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified under Code Section 401(a) and the related trust is tax-exempt under Code Section 501(a).

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets per the financial statements to the Form 5500 prepared for the Plan with respect to the Plan year ending December 31, 2004:

(In thousands)	December 31, 2004	December 31, 2003
Net assets available for benefits per the financial statements	$21,499	$17,483
Benefits approved but unpaid	—	(15)

Net assets available for benefits per the Form 5500	$21,499	$17,468

The following is a reconciliation of the benefits paid per the financial statements to the Form 5500 for the year ended December 31, 2004:

(In thousands)	December 31, 2004
Participant withdrawals per the financial statements	$1,899
Benefit claim payable from December 31, 2003 Form 5500	(15)
Amounts allocated on Form 5500 to withdrawn participants at December 31, 2004	—

Benefits paid per the Form 5500	$1,884

Amounts allocated to participants who qualify for and have requested distributions (or are subject to mandatory distributions) from the Plan, e.g., based on separation from service, are recorded on the Form 5500 as benefits paid and include benefits that have been processed and approved for payment prior to year-end but not yet paid.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Nabi Savings & Retirement Plan

	By:	Nabi Biopharmaceuticals, Plan Administrator

Date: June 28, 2005	By:	/s/ Mark L. Smith
Mark L. Smith
Senior Vice President, Finance, Chief Financial Officer, Chief Accounting Officer, and Treasurer

Nabi Savings and Retirement Plan

EIN: 59-1212264 Plan No.: 001

Schedule H, Line 4i—

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d)	(e) Current Value
*	Smith Barney Corporate Trust	Gabelli Growth Fund		$3,789,585
		T. Rowe Price Equity Income Fund		2,709,915
		Janus Twenty Fund		2,136,722
		Dreyfus Founders Discovery Fund		1,861,237
		Skyline Special Equities Fund		1,778,029
		Smith Barney Money Market - Government Portfolio		1,638,199
		Lazard International Equity Portfolio		1,290,267
		Wells Adv Government Securities		922,096
		Credit Suisse Emerging Markets Fund		682,430
		Loomis Sayles Bond Fund		361,705
		ING GNMA Income Fund		339,814
		American Century International Bond		220,683

*	Nabi Biopharmaceuticals	Common Stock, par value $.10 per share		1,876,314

*	Participant Loans	Interest rates between 5.25% - 10.50%		447,968

				$20,054,964

*	Represents a party in interest

Note: Cost information has not been included in column (d) because all investments are participant-directed.

INDEX TO EXHIBITS

Exhibits		Page Number
23.1	Consent of Independent Registered Public Accounting Firm	12